UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: October 10, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated October 10, 2013, entitled “Voluntary Announcement Regarding Coalbed Methane Resources Exploration and Development Cooperation Supplemental Agreement.”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

VOLUNTARY ANNOUNCEMENT REGARDING
COALBED METHANE RESOURCES EXPLORATION AND DEVELOPMENT
COOPERATION SUPPLEMENTAL AGREEMENT

Reference is made to the announcement and circular (the “Circular”) both dated 3 August 2012 of CNOOC Limited (the “Company”) in respect of the connected transaction relating to the Coalbed Methane Resources Exploration and Development Cooperation Agreement (the “Cooperation Agreement”) entered into between CNOOC China, a direct wholly owned subsidiary of the Company,  and CUCBM on 3 August 2012. Unless the context requires otherwise, terms defined in the Circular should have the same meanings when used herein.

The Company has been informed by CUCBM that it is unable to fulfill its obligations under the Cooperation Agreement in respect of four CBM blocks (the “Relevant Blocks”) which form part of the Contract Areas. As a result, CNOOC China and CUCBM entered into a supplemental agreement on 10 October 2013, pursuant to which (i) the Relevant Blocks will be excluded from the Contract Areas; and (ii) CUCBM will indemnify in full CNOOC China against any related loss, the amount of which will be determined by a third party appraising firm appointed by both parties.

The Budgeted Expenses originally allocated to the Relevant Blocks were approximately RMB433.6 million. As of the date of this announcement, CNOOC China has incurred expenses of approximately RMB84.7 million on the Relevant Blocks, which will be reimbursed by CUCBM. CNOOC China will not incur any further expenditure on the Relevant Blocks. As the Relevant Blocks are still at preliminary exploration stage, no revenue has been generated and it is expected that the exclusion of the Relevant Blocks from the Contract Areas will not materially affect the expected profit in relation to the Cooperation Agreement.

In light of the above, the Company is of the view that the entering into of the supplemental agreement does not constitute a material change to the terms of the Cooperation Agreement.

By Order of the Board
CNOOC Limited
Zhong Hua
Joint Company Secretary

Hong Kong, 10 October 2013

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang